UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING SEC File No.: 0-30 926 CUSIP No.: 87157A-10-5

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

For Period ended: December 31, 2002
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION
Full Name of Registrant: Synavant Inc.
Former Name if Applicable:
Address of Principal Executive Office (Street and Number): 3445 Peachtree Road, Suite 1400
City, State and Zip Code: Atlanta, Georgia 30329

PART II—RULES 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; ☒
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date. ☒
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. ☐

PART III—NARRATIVE

        As has been publicly disclosed, the Company obtained a commitment letter from a prospective lender to replace its existing credit facility, which did not close prior to the due date of its Annual Report on Form 10-K for the fiscal year ended December 31, 2002. As this matter relates to the preparation of the Company's Annual Report on Form 10-K, it was unable to complete the report without unreasonable effort or expense.

PART IV—OTHER INFORMATION

(1)
Name and telephone number of person to contact in regard to this notification:

Alonzo L. Llorens, Esq. (Name)	(404) (Area Code)	888-7353 (Telephone Number)
(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes    ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes    ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    Synavant Inc.
Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2003	By:	/s/ Wayne P. Yetter Wayne P. Yetter, Chief Executive Officer

INSTRUCTION: The form may be si gned by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

11ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).